300 North LaSalle Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 23, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: John Reynolds Jay Williamson Jim Lopez Raj Rajan

Re:	Express Parent LLC
Amendment No. 4 to Registration Statement on Form S-1
(SEC File No. 333-164906), filed April 23, 2010

Gentlemen:

Express Parent LLC, a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 4 to its Registration Statement on Form S-1 (“Amendment No. 4”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 22, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 4 are enclosed, and have been marked to show changes from Amendment No. 3 to the Registration Statement on Form S-1 filed on April 19, 2010. Where applicable, we have referenced in the Company’s responses the appropriate page number of Amendment No. 4. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 4.

Basis of Presentation, ii

1.	We note your disclosure that on the day following this conversion, (i) Express Investment Corp. (“EIC”), the holding company that holds 67.4% of the equity interests in the Registrant on behalf of certain investment funds managed by Golden Gate and (ii) the holding companies that directly or indirectly hold 6.0% of the equity interests in the

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

April 23, 2010

Registrant on behalf of certain members of management (the “Management Holding Companies”) will be merged with the Registrant. We also note your correspondence related to the proposed accounting treatment. Please tell us how you analyzed SAB Topic 5J regarding your position to exclude the acquisition related debt from the financial statements of Express (i.e. push-down).

Response: As part of the acquisition of the Company, Express Investment Corp. borrowed $150 million as part of the consideration used to fund its purchase of a 75% interest in the Company. The Company has analyzed SAB Topic 5J with regards to this debt and based on this analysis the Company does not believe that any of the criteria in SAB Topic 5J have been met, which would require push down of the acquisition debt from EIC to the Company. See below for a discussion of each item.

•

The subsidiary is to assume the parent’s debt either presently or in a planned transaction in the future. – At the transaction date of July 6, 2007, there was no current or planned transaction for the Company to assume EIC’s debt. In addition, the LLC Agreement would require the approval of Limited Brands in order for this debt to be assumed by the Company.

•

The proceeds of a debt or equity offering of the subsidiary will be used to retire all or a part of the parent’s debt. At the time the debt was incurred, there were no plans to repay the debt through subsequent debt or equity offerings by the Company. The plan was to repay the debt through distributions generated from the cash flows of the Company’s operations. The LLC Agreement does not allow preferential distributions to EIC for repayment of this debt. Any distributions made by the Company would need to be made pro rata to all unit holders. In 2008, $128 million of this debt (including PIK interest) was repaid. Prior to the date of this repayment, EIC had received $149 million in distributions from operating cash flows from the Company. In 2009, an additional $24 million was received in distributions from operating cash flows of the Company and $11 million in debt was repaid. In early 2010, $170 million in operating cash flow from the Company was distributed to EIC which was more than sufficient to pay down the remaining debt. All of these distributions to EIC also required pro rata distributions from the Company to Limited Brands and the management unit holders. Thus, no preference was given to EIC for the repayment of its debt. Finally, when there was an expectation that the Company’s future cash flows would fund the debt, SAB Topic 5J acknowledges that the SEC will not specifically require push down accounting in those situations.

•	The subsidiary guarantees or pledges its assets as collateral for the parent’s debt. The Company neither guaranteed the debt of EIC nor pledged its assets as collateral.

Securities and Exchange Commission

April 23, 2010

An additional point considered was the fact that Limited Brands, who initially owned 25% of the Company, has certain veto rights which would require their approval in order for the Company to undertake an initial public offering, issue certain additional debt and make certain distributions which further supports the points above.

Prospectus Summary, page 1

2.	Please revise your disclosure to clarify how the shares owned by Limited Brands will be treated as part of your reorganization.

Response: In response to the Staff’s comment, the Company has revised page 5 of the Registration Statement to clarify that the shares owned by Limited Brands will remain outstanding and be converted from units into an equal percentage of shares of the Company’s common stock after the Reorganization.

Recent Developments, page 5

3.	We note you provided a range for the increase in revenues, comparable store sales and e-Commerce sales. In order to provide an investor with a complete understanding of your performance during the fiscal quarter ended May 1, 2010, please revise to disclose information related to net income and income per common share for this period and the comparable prior period or disclose, in sufficient detail, the reasons for omitting these measures.

Response: The Company respectfully advises the Staff that information required for the Company to estimate net income or net income per unit or share for the fiscal quarter ended May 1, 2010 is not currently available. There are certain complex measurements made in the Company’s closing process that it calculates on a quarterly basis that it cannot estimate at the present time and which would be necessary to arrive at an estimate for net income and net income per unit or share. The Company typically does not complete the quarter-end closing process until three weeks after the quarter has ended. Additionally, the Company has added disclosure to page 5 of the Registration Statement to explain why it is including estimated net sales data for the fiscal quarter ended May 1, 2010 without estimated net income information for such period.

Securities and Exchange Commission

April 23, 2010

Unaudited Pro Forma Condensed Consolidated Financial Data, page 39 and Note 13- Pro Forma (unaudited), page F-37

4.	We note your response to our prior comment four. However it appears to us upon making adjustments (including dividends), any remaining undistributed losses (accumulated deficit) of the previously unincorporated entities should be reclassified in to additional paid in capital upon conversion to C Corp in accordance with SAB Topic 4B. Please revise or advise.

Response: The Company acknowledges the Staff’s comments and agrees that SAB Topic 4B requires the reclassification of any retained earnings or accumulated deficit to additional paid-in capital upon conversion to a C Corporation. However, the Company respectfully submits that the dividend of $230 million reflected in Note E to the unaudited pro forma condensed consolidated financial data, which was paid by the Company on March 10, 2010, has completely eliminated all amounts reflected in the Company’s Members’ interests account and has created an accumulated deficit for the Company. As a result, upon conversion to a C Corporation, there will be no amounts remaining in the Company’s Members’ interests account that can be reclassified to additional paid-in capital in accordance with SAB Topic 4B, as any reclassification of the accumulated deficit to additional paid-in capital would result in negative additional paid-in capital. The Company does not believe that the presentation of negative additional paid-in capital is appropriate and in accordance with GAAP.

Certain Relationships and Related Party Transactions, page 116

5.	On page 121 you indicate that an affiliate of Golden Gate purchased an additional $8.3 million in Term B Loans. Please update Use of Proceeds and other disclosure, as appropriate.

Response: In response to the Staff’s comment, the Company has revised pages 33, 36, 64, and 130 of the Registration Statement to reflect that affiliates of Golden Gate now collectively own $58.3 million of Term B Loans.

6.	We note your response to prior comment eight and the revised discussion of your MAST Services Arrangements on page 119 and Business disclosure on page 78. It is unclear how significant a role MAST plays “in its capacity as buying agent” compared to the role it plays as a source of the products that you sell. Based on the annual fees paid to MAST, it appears that a substantial portion of them relate to “the purchase price of sourced products” and not merely the agency fees related to purchases from third party manufacturers. Please revise to clarify.

Response: In response to the Staff’s comment, the Company has revised page 79 of the Registration Statement to clarify that fees paid to MAST consists of both the cost of merchandise and agency fees. The Company also has provided additional disclosure that the majority of the fees paid to MAST relate to the cost of merchandise, which MAST then remits to the vendor.

Securities and Exchange Commission

April 23, 2010

7.	Please advise us when you contemplate finalizing your Stockholders Agreement with MCRH and Limited Brands. In addition, please revise page 125 to indicate the number of shares required to be held pursuant to these provisions and clarify MCRH’s and Limited Brands’ ability to dispose of the ownership or economic interests.

Response: In response to the Staff’s comment, the Company advises the Staff that all transfer restrictions contained in the Stockholders Agreement have been disclosed in Amendment No. 4. The Company does not anticipate any material changes in the terms of the Stockholders Agreement, but it has not yet been formally approved by the board of directors or executed by the parties. The Company will file the Stockholders Agreement as an exhibit once executed.

8.	With respect to prior comment 12, please revise to clarify the “discount” provided by Appleseeds, and identify any named executive officers among the “certain management stockholders.”

Response: In response to the Staff’s comment, the Company has revised page 123 of the Registration Statement to quantify the discount received in connection with the $10.2 million prepayment. Additionally, in response to the Staff’s comment, the Company has revised page 126 of the Registration Statement to provide additional disclosure that each of the NEOs is a party to the Registration Rights Agreement.

Audited Consolidated Financial Statements

Consolidated Statement of Cash flows, page F-7

9.	We note your response to our prior comment 14. However you have not addressed all of the issues stated in our prior comment. Thus the comment is partially reissued. Please reconcile the non-cash activity push down of fair value and equity contribution of $287,206 to your disclosures in Note 2 on F-19 (i.e. purchase price allocation of $739,495).

Response: In response to the Staff’s comment, the following is a reconciliation of the $287 million non-cash amount to the $740 million fair value of net assets acquired. The carrying value of the predecessor equity of $308 million was increased by $20 million for liabilities (primarily income taxes) not acquired from the predecessor entity. This total amount of $328 million was further increased by the $287 million non-cash pushdown of fair value and equity contribution, and further increased by $125 million of borrowings to arrive at the $740 million of fair value of net assets acquired.

Securities and Exchange Commission

April 23, 2010

Note 11 - Equity Units and Share-Based Compensation

Successor, F-35

10.	We note your revised disclosures in response to our prior comment 15. However please revise to include complete disclosures of your Equity Program for all periods for which disclosure is required as required by FASB ASC 718-10-50.

Response: In response to the Staff’s comment, the Company has revised Footnote 11 on pages F-34 through F-36 of the Registration Statement. The Company believes that all of the appropriate disclosures required by ASC 718-10-50 are contained within this footnote for all periods in regards to its equity program.

11.	We note your response to our prior comments 17 and 18. Please show us for each period presented your computations supporting (i) marketability discount (ii) asset volatility and (iii) compensation cost recorded and provide sufficient objective support for the amounts reported.

Response: In response to the Staff’s comment, the Company details below its computations used in the periods presented:

•

Marketability discount – The Company used the formula for the marketability discount as detailed on page 9 of “Impact of Transfer Restriction on Stock Prices”, by John Finnerty, June 2003. For a copy of Mr. Finnerty’s widely-accepted paper, please see: link:http://www.bvappraisers.org/contentdocs/Conference/TheImpac_tofTransfer_Restrictions_on_StockPrices.pdf;

•

Asset volatility – The Company used the seven month average asset volatility of comparable companies. The companies that were used to calculate this rate were: Abercrombie & Fitch Co, Aeropostale, Inc., American Eagle Outfitters, Inc., Ann Taylor Stores Corp., Bebe Stores, Inc., Chico’s FAS Inc., Gap Inc., Guess? Inc., J. Crew Group, Inc., Limited Brands Inc., New York & Company Inc., Quiksilver Inc., The Talbots Inc., and Urban Outfitters Inc.;

•

Compensation cost – For equity units granted to employees, the Company calculates total compensation for each grant, by multiplying the fair value of each unit at the grant date by the number of respective units granted to each employee. Then to calculate the amount of compensation cost recognized in an accounting period, the total compensation is divided by 48 months, and then multiplied by the number of months vested in that period.

Securities and Exchange Commission

April 23, 2010

12.	We reviewed your correspondence dated April 19, 2010 that provided information about your valuation of equity based awards granted. Please address the following as it relates to your valuation as of October 31, 2009:

•	With regard to the market approach, please tell us which companies and/or transactions were used as comparables and your specific basis for selecting such companies and/or transactions

•	With regard to the income approach please tell us the discount rate used and basis for such rate

•

With regard to the five factors listed that led to an increase in the value of your Class C Units, (i) tell us how your performance as noted in the first factor compared to the projections used in your valuation of the awards and clarify what contributed to any differences and (ii) tell us why the issuance of your Senior Notes was not contemplated at October 31, 2009.

Response: The Company acknowledges the Staff’s comments, and respectfully advises the Staff that in selecting the comparable companies, the Company searched comprehensive lists and directories of public companies in the SIC code 56 – Apparel and Accessory Stores. This SIC code was analyzed for comparable companies based on various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, financial data availability, and active trading volume. The Company selected the following companies based on an analysis of EBITDA margins, long-term growth rates, size, among other financial factors: Aeropostale Inc., American Eagle Outfitters, Inc., Gap, Inc., Guess? Inc., Limited Brands and Quiksilver, Inc.

For the income approach, the Company utilized a 14.5% discount rate, based upon a market participant rate of return for invested capital (equity and interest-bearing debt). The Company used comparable companies as a basis for market participants. This return, known as the weighted average cost of capital (“WACC”) (also known as the rate of return on invested capital), is calculated by weighting the required returns on interest-bearing debt and common and preferred equity capital in proportion to their estimated percentages in an expected capital structure.

The general formula for calculating the WACC is:

WACC = Kd * (d%) + Ke * (e%)

• WACC	=	Weighted average rate of return on invested capital;

• Kd	=	After-tax rate of return on debt capital;

• d%	=	Debt capital as a percentage of the sum of the debt and equity capital (“Total Invested Capital”);

• Ke	=	Rate of return on common equity capital; and

• e%	=	Common equity capital as a percentage of the Total Invested Capital.

Securities and Exchange Commission

April 23, 2010

To estimate the rate of return on debt capital the Company utilized a Moody’s Baa bond rate as of the Valuation Date (Kd ). For the rate of return on equity capital (Ke), the Company utilized the Capital Asset Pricing Model. Based on these assumptions, the Company obtained Express’ WACC to be as follows: Kd * (d%) + Ke * (e%) = 3.8% * 1.3% + 14.6% * 98.7% ≈ 14.5%

With respect to the increase in the value of the Class C Units, the Company’s response dated April 19, 2010 discussed the overall improvement in the Company’s financial performance and more specifically growth in EBITDA. The Company’s performance has significantly exceeded the projections used in the valuation exercise, which already included significant year over year improvement for the projection period. For the fourth quarter of 2009, the company outperformed its projection by 31% or $18 million. Compared to the previous year, fourth quarter 2009 Adjusted EBITDA was 229% above the fourth quarter of 2008’s Adjusted EBITDA. The largest driver of this improvement was continued margin gains related to the Company’s redesigned go-to-market strategy which is outlined in Amendment No. 4. The Company’s outperformance has continued in 2010 with the Company performing at the top of its peer group in recent months in terms of same store sales. This improved trend in the Company’s financial performance positively impacts the valuation multiple utilized by the underwriters and the Company in determining the value of the Class C Units. Finally, the issuance of the Company’s Senior Notes was not contemplated at October 31, 2009 as the issuance of these notes could not be characterized as a likely event given the Company’s trailing twelve month profitability and the then current state of the capital markets.

Part II

13.	With respect to prior comment 19, please advise us of the disclosure provided to investors prior to the date of sale.

Response: The Company has reviewed its records and determined that in connection with their purchases of securities of the Company on December 14, 2007, 10 officers of the Company made representations to the Company that they were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act. As a result, the Company has revised page II-2 to clarify that a portion of the previously disclosed sales of Class A Units and Class C Units were made to officers who were accredited investors and thus were exempt under Rule 506. Thus these equity issuances were also exempt under Section 4(2) of the Securities Act, as they did not involve any public offering and all recipients of the securities were accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act.

Securities and Exchange Commission

April 23, 2010

In response to the Staff’s comment, the Company notes that the aggregate sale price for securities sold under Rule 701 (including the securities described above that were sold to its officers) was below the $5 million limit contained in Rule 701(e) during each 12 month period in which securities were issued. The sale price for each Class A Unit was $0.01 and the sale price for each Class C Unit was $0.0025. Thus the Company was not required to provide disclosure under Rule 701(e). Notwithstanding this, the Company did provide each investor with supplemental information, including company and capital structure description, summary financial information, terms of the units being purchased and risk factors related to the Company.

Exhibits

14.	Please file the agreement(s) governing your relationship with MAST. If this relationship is governed by Schedule II to Exhibit 10.20 please advise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that its relationship with MAST is governed by Schedule II to Exhibit 10.20.

15.	We note that your lease payments to Limited Brands have declined in connection with the expiration of the Transition Services Agreements. It was unclear whether the company had, or was in negotiations to, enter into material lease agreements with third parties. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised page 119 of the Registration Statement to clarify that leases are no longer covered by the Transition Services Agreement once they expire. Instead the Company negotiates a new lease directly with the landlord, and believes it has not entered into any new material lease agreements with third parties.

* * * *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

Securities and Exchange Commission

April 23, 2010

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.

cc:	Matthew C. Moellering
Express Parent LLC

William R. Burke
Kirkland & Ellis LLP

Marc D. Jaffe
Latham & Watkins LLP